

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 5, 2017

<u>Via E-mail</u>
James R. Ficarro
Chief Operating Officer
Newmark Group, Inc.
125 Park Avenue
New York, NY 10017

> **Re: Newmark Group, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 5, 2017**
> **File No. 333-221078**

Dear Mr. Ficarro:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 4, 2017 letter.

<u>Pre-Tax Adjusted Earnings and Post-Tax Adjusted Earnings, page vi</u>

<u>Dividend Policy, page 67</u>

1.   We have evaluated your response to prior comment 1 from our November 28, 2017 letter. The adjustment to change the timing of gain/loss recognition for items related to the Nasdaq payment appears to substitute individually tailored gain/loss recognition and measurement methods for those of GAAP. Please remove this adjustment from your non-GAAP measures. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Capitalization, page 71

2.   Please include a column for pro forma prior to IPO. Also, revise your disclosures to reference the pro forma condensed combined financial data for more information. Disclose here and in the pro forma balance sheet on page 80 the number of Class A and B common shares issued and outstanding on both a pro forma prior to IPO and pro forma after IPO basis.

Unaudited Pro Forma Condensed Combined Financial Data

Unaudited Pro Forma Condensed Combined Balance Sheet, page 80

3.   It appears that capital structure changes not related to the IPO shares are currently being included in adjustment (K). Please revise the pro forma prior to IPO column to reflect your new capital structure, excluding the issuance of the IPO shares and the receipt and use of IPO proceeds.

Notes to unaudited pro forma condensed combined financial statements

(B) Separation of Partnership Interest, page 81

4.   We note your disclosure revisions in response to comment 9. Please further expand your disclosure to:
   - Describe the nature and terms of the capital attributable to Newmark Holdings that is recorded as redeemable partnership interest to support your temporary equity presentation.
   - Provide your accounting policies for the initial recognition and subsequent measurement of your redeemable partnership interest, and how you allocate earnings to the redeemable partnership interest in computing earnings per share.
   - Provide your computation of the amounts assigned to redeemable partnership interest and noncontrolling interests, and your pro forma adjustments to allocations of net income and grant of exchangeability to limited partnership units and net income (loss) attributable to noncontrolling interest.

(K) Cash Received in this Offering, page 83

5.   Please disclose the amount of offering costs and where the payment of offering costs is reflected in the pro forma balance sheet.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Stephen M. Merkel
       BGC Partners, Inc.

       David K. Lam
       Wachtell, Lipton, Rosen & Katz